The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

08006411

RECEIVED
2008 OCT 15 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 10, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company,~~ Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

NOTICE REGARDING EXPOSURE TO NEW CITY RESIDENCE INVESTMENT CORPORATION

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
OCT 17 2008
THOMSON REUTERS

Y. Kanazawa

Yasuhito Kanazawa
Deputy General Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

10/16

October 10, 2008

To Whom It May Concern:

Chuo Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice Regarding Exposure to New City Residence Investment Corporation

With regard to Chuo Mitsui Trust Group's exposure to New City Residence Investment Corporation, which filed petition for commencement of civil rehabilitation proceedings on October 9, 2008, The Chuo Mitsui Trust & Banking Co, Ltd., subsidiary of Chuo Mitsui Trust Holdings, Inc., has loan balance of JPY11.5 billion.

Since the above mentioned loan is expected to be fully collected by real estate collateral and others, we do not expect any credit cost arising from this issue.

For inquiries concerning this matter, please contact:
Chuo Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Tel: +81-3-5232-8827

END